UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

National CineMedia, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

635309107

(CUSIP Number)

Michael D. Cavalier

Senior Vice President, General Counsel and Secretary

Cinemark Holdings, Inc.

3900 Dallas Parkway, Suite 500

Plano, Texas 75093

(972) 665-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 635309107

1	Names of Reporting Persons Cinemark Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (see Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 27,871,862 shares
	8	Shared Voting Power -0- shares
	9	Sole Dispositive Power 27,871,862 shares
	10	Shared Dispositive Power -0- shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,871,862 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13	Percent of Class Represented by Amount in Row 31.0%
14	Type of Reporting Person (See Instructions) HC

EXPLANATORY NOTE

This Amendment No. 6 (“Amendment No. 6”) amends the Schedule 13D first filed on March 28, 2011, and as amended subsequently (the “Schedule 13D”), by Cinemark Holdings, Inc. (the “Reporting Person”) with respect to the common stock, par value $0.01 per share of the Issuer (the “Common Stock”). This Amendment No. 6 reflects changes to Items 3, 4 and 5 of the Schedule 13D. Capitalized terms used but not otherwise defined herein shall have their respective meanings under the Common Unit Adjustment Agreement or the Schedule 13D, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

On March 16, 2017, pursuant to the Common Unit Adjustment Agreement, the Issuer notified the Reporting Person that on or about March 30, 2017, the Reporting Person shall receive, through its wholly-owned subsidiary, Cinemark USA, Inc. and its wholly-owned subsidiary Cinemark Media, Inc., 1,487,218 newly issued NCM Units in accordance with the 2016 Annual Adjustment.

In accordance with the Common Unit Adjustment Agreement, no payments were made by or on behalf of any party in exchange for the NCM Units received pursuant to the 2016 Annual Adjustment.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

The Reporting Person acquired the NCM Units referred to in Item 3 of this Amendment No. 6, in accordance with the 2016 Annual Adjustment, for investment purposes pursuant to the terms of the Common Unit Adjustment Agreement.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a) Including the NCM Units referred to in this Amendment No. 6, the Reporting Person, through its wholly-owned subsidiary, Cinemark USA, Inc. and its wholly-owned subsidiary Cinemark Media, Inc., currently may be deemed to beneficially own 27,871,862 shares of Common Stock. Cinemark’s beneficial ownership of 27,871,862 shares of Common Stock equals approximately 31.0% of the Issuer’s issued and outstanding shares of Common Stock on an as-converted basis as of the filing date.

Neither the filing of this Amendment No. 6 nor any of its contents shall be deemed to constitute an admission that any executive officer or director of the Reporting Person or any of its subsidiaries listed on Schedule A hereto, is the beneficial owner of the Common Stock subject of this Amendment No. 6 for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Schedule A

Directors and Executive Officers

The name, principal occupation and business address of each director and executive officer of the reporting Person are set forth below. All of the persons listed below are citizens of the United States of America, unless otherwise indicated.

Name	Business Address	Present Principal Occupation and Position(s) with Reporting Person
Lee Roy Mitchell	3900 Dallas Parkway, Suite 500 Plano, TX 75093	Executive Chairman of the Board

Darcy M. Antonellis	15301 Ventura Blvd., Suite 3000 Sherman Oaks, CA 91403	CEO of Vubiquity, Inc. Director of Reporting Person

Benjamin D. Chereskin	400 N. Michigan Ave., Suite 620 Chicago, IL 60611	President of Profile Management LLC Director of Reporting Person

Steven P. Rosenberg	1480 Justin Rd. Rockwall, TX 75087	President of SPR Ventures Inc. Director of Reporting Person

Enrique F. Senior	711 Fifth Avenue New York, NY 10022	Managing Director of Allen & Company LLC Director of Reporting Person

Carlos M. Sepulveda	12700 Park Central Drive, Suite 1700 Dallas, TX 75251	Director of Reporting Person

Raymond W. Syufy	150 Pelican Way San Rafael, CA 94901	CEO of Syufy Enterprises Director of Reporting Person

Nina Vaca	5501 Lyndon B. Johnson Freeway, Suite 600, Dallas, TX 75240	Chairman & CEO Pinnacle Group

Mark Zoradi	3900 Dallas Parkway, Suite 500 Plano, TX 75093	Director of Reporting person; Chief Executive Officer

Sean Gamble	3900 Dallas Parkway, Suite 500 Plano, TX 75093	Chief Financial Officer

Valmir Fernandes	3900 Dallas Parkway, Suite 500 Plano, TX 75093	President - Cinemark International, L.L.C • Citizen of Brazil

Michael Cavalier	3900 Dallas Parkway, Suite 500 Plano, TX 75093	Executive Vice President – General Counsel; Secretary

Tom Owens	3900 Dallas Parkway, Suite 500 Plano, TX 75093	Executive Vice President – Real Estate

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2017	CINEMARK HOLDINGS, INC

	By:	/s/ Michael D. Cavalier
	Name:	Michael D. Cavalier
	Title:	Executive Vice President - General Counsel and Secretary